Press Release	Source: Next, Inc.

Next Inc. Announces Second Quarter Earnings
Thursday July 6th 2006

Reports Second Quarter Profit for Second Time in Company History on Core Sales Growth of 32%

CHATTANOOGA, TENN.--(BUSINESS WIRE) – July 6, 2006 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its fiscal second quarter earnings for the three months ended June 2, 2006.

Core sales, (Collegiate, Automotive, Wildlife, and American Biker) increased to $4,823,634 for the three months ended June 2, 2006 from $3,650,113 for the three months ended May 31, 2005. Total Sales grew 3% to $4,823,634 in the second quarter of 2006 from $4,695,583 in 2005, as the prior year quarter included $1,045,470 of sales related to private label and corporate/promotional product that is no longer part of the Company’s business focus. Gross profit (after cost of sales) was $1,823,001 compared to prior year of $1,227,114. The Company had operating income of $280,325 for the second quarter of 2006 compared to prior year of $39,601.The Company had a net profit of $22,896 for the second quarter of 2006 compared to a net loss of $53,545 in the prior year.

Mr. Charles L. Thompson, the Company's CFO stated," This quarter is a credit to the hard work of the entire Next team. This quarter saw core sales increase 32% for the second quarter compared to prior year.  Revenue deductions for retail discounts, charge backs and returns ran 35% lower than prior year. Cost of goods sold was 13% lower than the prior year, as a result of a reduction in raw material cost and production cost. In addition, gross profit margin increased significantly for the second quarter from prior year, and also from the first quarter of 2006 as a result of cost reductions /efficiencies, pricing, and higher mix of licensed sales.

Thompson further commented, “Importantly, the Company had positive cash flow from operations for the six months ended 2006, of $1.1 million as compared to negative cash flow from operation of $665,000 for the six months period of 2005. This is a total positive cash flow increase in excess of $1.7 million”.

Mr. Robert Budd, the Company’s CEO stated, “Based on our return to profitability in the quarter, I am extremely pleased with the progress we’ve made since implementing our turnaround plan. This quarter marks only the second time in company history that we’ve reported a profit in the second quarter. From a financial perspective, I believe this quarter’s results provide tangible evidence of the viability of our turnaround plan. More importantly, it shows that we are executing that plan“.

Budd further commented, “We had previously budgeted for a second quarter loss of $203,000. This budget was developed in December and was based on 2005 cost trends. For us to be in a profit position this early in the turnaround is a testament to the strong management team we now have in place and the employees that are executing the business on a day to day basis. I am extremely proud of their passion and dedication to our business.”

The Company will hold a conference call on Thursday, July 6, 2006 at 11:00 AM Eastern time to discuss second quarter results. The dial in number for the call is toll number 913-981-5581. The call is also being webcast and can be accessed by going to http://www.shareholder.com/nxti/medialist.cfm. A replay of the webcast will be available through July 13, 2006.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com